UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NB&T Financial Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62874 M 10 4

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62874 M 10 4	13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brooke W. James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 185,242
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 185,242
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* IN

Item 1	(a).	Name of Issuer:

NB&T Financial Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

48 N. South Street Wilmington, Ohio 45177

Item 2	(a).	Name of Person Filing:

Brooke W. James

Item 2	(b).	Address of Principal Business Office or, if none,

Residence: 2431 Bexley Park Road Bexley, OH 43209

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title and Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number

62874 M 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 185,242

	(b)	Percent of Class: 5.4%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 185,242

		(ii)	shared power to vote or to direct the vote: -0-

		(iii)	sole power to dispose or to direct the disposition of: 185,242

		(iv)	shared power to dispose or to direct the disposition of: -0-

The number of shares beneficially owned includes 2000 shares that can be acquired upon the exercise of options within the next 60 days.

Item 5.	Ownership of Five Percent or Less of a Class: Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Inapplicable

Item 8.	Identification and Classification of Members of the Group: Inapplicable

Item 9.	Notice of Dissolution of Group: Inapplicable

Item 10.	Certification: Inapplicable

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2010	/s/ Brooke W. James
Date	Brooke W. James

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